EXHIBIT 4.1

CONTRACT OF EMPLOYMENT

between

THE ROYAL BANK OF SCOTLAND plc

and

SIR FREDERICK ANDERSON
GOODWIN

2004

The Royal Bank of Scotland plc
42 St Andrew Square
Edinburgh EH2 2YE

CONTRACT OF EMPLOYMENT

between

THE ROYAL BANK OF SCOTLAND plc, a Company incorporated in Scotland (No 90312) and having its Registered Office at 36 St Andrew Square, Edinburgh EH2 2YB (hereinafter called "the Company”) of the one part

and

SIR FREDERICK ANDERSON GOODWIN, residing at Rhicullen, 10 Oswald Road Edinburgh EH9 2HF (hereinafter called "the Executive") of the other part

WHEREAS:

A.	The Royal Bank of Scotland Group plc (“RBSG”), the Company's holding company, wishes to appoint the Executive as a director and as its Group Chief Executive;

B.	RBSG, the Company and the Executive have agreed that, to enable the Executive to fulfil his role as Group Chief Executive of RBSG, he shall be employed by the Company with the principal duty of discharging such role under the directions of the Board of Directors of RBSG (“the Board”).

NOW THEREFORE IT IS HEREBY AGREED AS FOLLOWS:-

FIRST	Position

RBSG wishes to appoint the Executive as a director and as its Group Chief Executive, the Company agrees to employ the Executive and the Executive agrees to accept such appointment, to fulfil the role of Group Chief

Executive of RBSG and to engage in such employment with the Company upon the terms and conditions set out in this Agreement.

SECOND	Commencement, Duration & Notice

(a) This Agreement shall, notwithstanding the date or dates hereof, be deemed to have commenced on 1st August 1998 ("the Commencement Date") and shall, subject to the provisions of sub-clause (b) of this Clause SECOND, continue subject as hereinafter mentioned unless and until terminated as follows:-

	(i)	by the Company giving to the Executive twelve months prior written notice; or

	(ii)	by the Executive giving to the Company six months prior written notice.

(b)	Notwithstanding the provisions of sub-clause (a) of this Clause SECOND this Agreement shall automatically terminate on the Executive reaching sixty years of age.

THIRD	Continuous Employment

No period of service with a previous employer shall count as part of the Executive's continuous employment and the date of commencement of continuous service with the Company will, notwithstanding the date hereof, be treated for all purposes as 1st August 1998.

FOURTH	Duties

(a)	The Executive shall devote the whole of his time, attention and skill to the duties of his office as Group Chief Executive of RBSG and shall faithfully, efficiently, competently and diligently perform such duties and exercise such powers as may from time to time be assigned to or vested in him and shall obey all reasonable and lawful directions given by or under the authority of the Board and use his best endeavours to promote and extend the business of the Royal Bank Group (as hereinafter defined) to protect and further its interests and reputation.

(b)	In addition to discharging his duties as Group Chief Executive of RBSG, the Executive may be required, in pursuance of such duties, to perform services for the benefit of any subsidiary or Associated Company of RBSG, including the Company, and to hold such offices in any subsidiary or Associated Company as the Board may from time to time reasonably require, but without further remuneration (except as otherwise agreed in writing between the parties hereto). The Executive may, without prejudice to his rights hereunder, be required from time to time, without any further consent, to be seconded to the employment of any company within the Royal Bank Group.

(c)	The duties of the Executive as an officer of RBSG or, as the case may be, of any subsidiary or Associated Company of RBSG shall be subject to the Articles of Association of the relevant company for the time being in force and shall be separate from and in addition to his duties hereunder. If, during the continuance of this Agreement, the Executive ceases to be in office as a Director of RBSG and, if relevant, the Company (otherwise than by resignation) this Agreement shall nevertheless remain in force as if the Executive's employment hereunder is that of executive manager of the Company.

FIFTH	Place of Employment

Whilst the Executive will normally work in or from the Company's principal place of business at St Andrew Square, Edinburgh, he may be required to travel elsewhere in the United Kingdom or abroad in the performance of his duties.

SIXTH	Hours of Work

The Executive's normal hours of work will be from 9.00 a.m. to 5.00 p.m. (Monday to Friday) inclusive of one hour for lunch daily, but the Executive is expected and may be requested to work reasonable overtime when necessary for the performance of his duties without additional remuneration. The Executive agrees that the maximum working week set out in Regulation 4 of the Working Time Regulations 1998 will not apply. The Executive agrees to give the Company three months’ written notice should the Executive wish Regulation 4 of the Working Time Regulations 1998 to apply.

SEVENTH	Other Interests

The Executive shall not, during the term of this Agreement (except with the Board's prior consent in writing, which consent shall not be unreasonably withheld) be directly or indirectly interested in any other business save through holding or being interested in investments (quoted or unquoted) not representing more than two per cent of the issued equity capital or any other class of share or debenture capital of any one company.

EIGHTH	Dealing in Investments

(a) The Executive will be subject to the Company's Staff Dealing Rules which require prior permission to be obtained before dealing in most types of securities transactions and for requests and authorisations to deal to be confirmed in writing on the appropriate Company form. The Company also operates a closed period during which the Executive will not be permitted to deal in RBSG shares. Failure to abide by these rules will constitute serious misconduct for the purposes of any disciplinary action.

(b)	Details of the Company's Staff Dealing Rules are contained in the Conduct of Accounts Manual.

NINTH	Confidentiality

The Executive shall not (except as required in the proper performance of his duties hereunder or with proper authority) at any time hereafter directly or indirectly divulge or communicate to any person or make use of any of the trade secrets, know-how, business information methods, lists or other confidential information of the Royal Bank Group or of its customers which he may have received or obtained while in the service of the Company or any subsidiary or Associated Company. This restriction shall continue to apply after the termination of the Executive's employment without limit in time but shall cease to apply to information which shall come into the public domain (other than in breach of this Clause). The Executive shall use his best endeavours to prevent the publication or disclosure of any of the trade secrets or other confidential information of the Royal Bank Group whether relating to its trade dealings, financial affairs or otherwise which he may have received or obtained or may hereafter receive or obtain while in the service of the Company or any Associated Company.

TENTH	RBSelect

	(a)	The Company operates a flexible compensation and benefits package called RBSelect. The Salary Element forms part of the Executive’s Value Account under RBSelect and is used to calculate certain benefits such as Profit Share and any discretionary bonus payment or any other payment directly linked to salary. The Salary Element would also be used to calculate severance payments including redundancy.

	(b)	As of the date of execution of this Agreement the Executive’s Value Account is £926,217, which includes a Salary Element of £900,000 per annum. Full details of RBSelect are contained in the Company’s guidebook in relation to the scheme.

	(c)	The Executive’s Value Account less the cost of any benefits elected through RBSelect will be paid monthly on the 18th day of each month (or on the last preceding working day where the 18th day falls on a weekend) and shall be at the absolute discretion of the Remuneration Committee subject to review annually with effect from the 1st day of April of each year or any other day approved by the Remuneration Committee with any adjustments having immediate effect.

	(d)	All remuneration payable in cash to the Executive under this Agreement shall be credited to a bank account to be maintained by the Executive with the Company or with another company in the Royal Bank Group.

ELEVENTH	Expenses

The Executive shall, subject where appropriate to the production of the relative vouchers, be reimbursed for all out-of-pocket expenses properly and reasonably incurred in the performance of his duties hereunder, including expenses of entertainment, subsistence and travelling. In order to facilitate payment of expenses so incurred, the Executive will be supplied with a credit card for use solely in this connection.

TWELFTH	Holidays

The Company's holiday year runs from 1st January to 31st December in each year during which the Executive shall (in addition to Bank and other public holidays) be entitled, without loss of remuneration, to 30 working days' holiday in each calendar year to be taken at such convenient time or times as the Board shall approve. In the event that the Executive has not been employed throughout a full calendar year, the Executive's entitlement shall be calculated pro rata according to each month of employment completed during that calendar year. Unused holiday entitlement in respect of any calendar year may be carried forward to any subsequent calendar year but must be taken prior to the end of February in such subsequent year. The Executive shall be entitled to be paid in respect of any holiday entitlement accrued due but not taken at the date of termination of this Agreement provided that such termination has not occurred under the provisions of Clause TWENTY FIRST (a) hereof.

THIRTEENTH	Sickness

	(a)	Without prejudice to the terms of Clause TWENTY FIRST hereof, if the Executive shall at any time be prevented by illness, injury, accident or other incapacity (“the incapacity”)

from discharging in full his duties hereunder the Company will continue to pay his Salary Element (less any sickness benefit entitlement or Statutory Sick Pay to which he may be entitled, whether claimed or not) at the full annual rate for the first 365 days of the incapacity. After a period of 365 days incapacity the payment of the Salary Element shall be at the Board's sole discretion. Subject to applicable qualifying criteria, the Company’s Long Term Disability Scheme (“LTD”) would pay 55% of the Executive’s Salary Element for a further period of up to four years of continued incapacity: the Executive would be entitled to receive benefits under the Company’s LTD on expiry of the first 365 days of incapacity or before. Days of incapacity shall include weekends and statutory holidays.

(b)	The Executive shall, if required by the Board, furnish the Board with evidence satisfactory to it of the incapacity. For the first 7 consecutive days of absence (including weekends and statutory holidays), the Executive shall self-certify his incapacity.

(c)	For the purposes of assessing the entitlement of the Executive to Statutory Sick Pay, the qualifying days will be Monday to Friday both days inclusive.

(d)	If the Executive is incapable of performing his duties by reason of injuries sustained wholly or partly as a result of actionable negligence, nuisance or breach of any statutory duty on the part of any person other than the parties hereto, ("the third party") all payments made to the Executive under sub-clause (a) of this Clause THIRTEENTH shall to the extent that compensation is recoverable from the third party, constitute loans by the Company to the Executive (notwithstanding that as an interim measure income tax may have been deducted from such payments as if they were emoluments of employment) and shall be repaid when and to the extent that the Executive recovers compensation for loss of earnings from the third party by action or otherwise.

FOURTEENTH	RBS Fund

	(a)	On commencement of his employment the executive will be eligible to participate in The Royal Bank of Scotland Group Pension Fund ("the RBS Fund") subject to its terms and conditions from time to time in force. The Executive will automatically become a member of the RBS Fund unless he provides the Company with written confirmation that he does not wish to join the RBS Fund. The Executive will remain a member of the RBS Fund during his period of employment unless he provides written confirmation to the Company that he wishes to opt out. A contracting out certificate is in force in respect of members of the RBS Fund.

	(b)	Should the Executive wish to transfer any pension rights already accrued the RBS Fund is fully approved by the Inland Revenue and has power to accept transfer payments. The Company operates a voluntary contribution plan under which the Executive could augment his pension entitlement within certain limits. Further details can be obtained from Staff Pension Services.

	(c)	Under UK pension legislation the Executive’s pensionable salary is restricted to the general earnings capped amount from time to time in force ("the Pension Cap"). During the Executive’s employment the Company will make appropriate arrangements so that the Executive’s pension provision as set out in the following: (i) the remainder of this Clause FOURTEENTH; (ii) the letter from the Company to the Executive regarding the Executive’s pension entitlement dated 24 March 2003; and (iii) the letter from the Company to the Executive dated 28 April 2004 which sets out arrangements which intend to fund the Executive’s pension over and about the Pensions Cap (“the FURBS Letter”), will be provided notwithstanding the Pension Cap. For the avoidance of doubt, the arrangements set out in the FURBS Letter are not intended to change in any way entitlements of the Executive and/or his dependents to a pension and other benefits (as set out in the said letter of 24 March 2003, this Agreement and otherwise).

(d)	The following terms are defined for the purposes of paragraphs (i) to (vii) below:

“Final Pensionable Salary” means the Executive’s highest average basic annual salary from the Company (except director’s fees, bonuses, special cash payments, grants, overtime and allowances and other similar payments) over any 12 consecutive months in the last 10 years of the Executive’s employment with the Company reckonable for pension.

“Incapacity” means physical or mental incapacity preventing the Executive from following his normal occupation or seriously impairing his earning capacity. The decision of the trustees of the relevant arrangement(s) under which the Executive would be retiring, as to whether he is suffering from Incapacity, will be final.

“N” means the number of years between the Executive’s 20th birthday and the date he ceases to be employed by the Company.

“Retained Benefits” means the pension benefits accrued by the Executive in respect of periods of employment or self-employment prior to the commencement of his employment with the Company.

“Spouse” means the Executive’s legal spouse or, where he is not survived by a spouse, someone nominated by the Executive in writing (to the trustees of the relevant pension arrangement(s) under which the benefits will be provided to and in respect of him) and who was cohabiting with and financially dependent on the Executive at the time of his death. The relevant trustees’ decision as to whether a non-spouse should count as the Executive’s Spouse will be final.

“State Pension Adjustment” has the meaning given in the RBS Fund.

(i) If the Executive remains in employment with the Company until age 60 his pension will be equal to two thirds of his Final Pensionable Salary less Retained Benefits and less the State Pension Adjustment.

(ii) If the Executive leaves the Company before reaching age 60 he will be provided with a deferred pension payable from age 60 calculated as follows:

(N/60ths x Final Pensionable Salary) less Retained Benefits and less the State Pension Adjustment.

(iii)	If the Executive suffers from Incapacity as a result of which he has been absent from this employment for at least five years and six months and he cannot return to this employment nor can he take up any other employment, the Executive will be able to retire before age 60 with a pension equal to two thirds of his Final Pensionable Salray less Retained Benefits and less the State Pension Adjustment.

If the Executive has been absent from this employment as a result of Incapacity for less than five years and six months or for at least five years and six months but is able to take up any other employment he will be able to retire before age 60 with a pension calculated in the same way as that applying were he to leave employment with the Company before age 60 (as described in paragraph (ii) above).

(iv)	Should the Executive die whilst employed by the Company:

(aa) a lump sum will be payable on his death under a discretionary trust. The lump sum will be equal to four times the annual rate of the Executive’s basic salary (excluding any commission, overtime or bonuses) from the Company at the time of his death; and

(bb) the Executive’s Spouse will receive a pension equal to one half of two thirds of his Final Pensionable Salary less Retained Benefits and less the State Pension Adjustment applicable to a Spouse’s pension.

(v)	Should the Executive die as a deferred pensioner his Spouse will receive a pension equal to half of the Executive’s deferred pension (ignoring the State Pension Adjustment that would have been deducted from his deferred pension) at the date of death, less the State Pension Adjustment applicable to a Spouse’s pension.

(vi)	Should the Executive die as a pensioner his Spouse will receive a pension equal to half of his pension (ignoring any State Pension Adjustment that would have been deducted from his pension and ignoring any commutation of his pension), less the State Pension Adjustment applicable to a Spouse’s pension.

(vii)	If the Executive is survived by any Eligible Children (as defined in the RBS Fund) pensions will be paid to them in the same circumstances and in the same proportions according to the Rules of the RBS Fund.

FIFTEENTH	Bonuses

	(a)	Group Executive Annual Bonus Plan

The Executive shall be entitled to participate in the Group Executive Annual Bonus Plan and the Company may, in the absolute discretion of the Board, pay to the Executive a performance related bonus, up to a maximum of 200% of the Executive’s Salary Element, under the Company’s Group Executive Annual Bonus Plan in respect of his employment hereunder.

(b)	Medium-term Performance Plan

The Executive shall be entitled to participate in the Medium-term Performance Plan, and the Company shall decide, in the absolute discretion of the Board, the amount, if any, the Executive shall receive as a performance related bonus under the Company's Medium-term Performance Plan in respect of any year of his employment hereunder.

SIXTEENTH	Profit Sharing

The Executive shall be entitled to benefit under and participate in RBSG's Profit Sharing Scheme, or such other profit sharing arrangements as may be introduced in substitution therefor, the terms and conditions of which will be made available to the Executive.

SEVENTEENTH	Medical Insurance

The Executive shall be eligible to be included in the Company's Bulk Protection Group which protection will also cover the Executive's spouse. Should the Executive elect to join the scheme, all relevant contributions will be made by the Company. Full details of the Scheme will be made available to the Executive upon request.

EIGTEENTH	Executive Share Option Scheme

The Executive shall, in the absolute discretion of the Board, be eligible to participate in the Company's Executive Share Option Scheme details of which from time to time will be made available to him by the Secretary of the Company.

NINETEENTH	House Purchase

The Executive shall be entitled to participate in the Company's Staff House Purchase Scheme, full details of which will be made available to him upon request.

TWENTIETH	Intellectual Property - Patents & Trademarks

In view of the fact that the business of the Royal Bank Group comprises inter alia the development and exploitation of innovative markets and operations and that it is the Executive's responsibility to further the interests of the Royal Bank Group in respect thereof, each and every development or improvement effected or conceived by the Executive at any time whether before or after the date hereof, but after he became an employee of the Company, whether capable of being patented or registered or not (and whether or not effected or conceived in the course of his employment hereunder) in connection with or in any way affecting or relating to the business of the Royal Bank Group or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such member of the Royal Bank Group as the Company may nominate for the purpose. If and whenever required so to do (whether during or after the termination of his employment with the Company) the Executive shall, at the Company's expense, apply or join in applying for letters patent or other equivalent protection in the United Kingdom or any other part of the world for any such material and execute and do all instruments and things necessary for vesting the said letters patent or other equivalent protection when obtained and all right, title and interest to and in the same in the Company (or its nominees) absolutely and as sole beneficial owner or in such other person as the Company may require. Provided always that nothing herein shall prejudice the Executive's rights under Sections 40 to 43 of the Patents Act 1977 as amended or re-enacted from time to time.

TWENTY FIRST	Termination

	(a)	The Company shall, notwithstanding the provisions of Clause SECOND hereof, have the right to terminate the Executive's employment forthwith by summary notice in writing and without compensation in respect of such termination in any of the following events:-

		(i)	he is by reason of ill-health, injury or accident incapacitated from performing his duties hereunder and shall have been so incapacitated for a total period of not less than 365 days (whether working days or not) in the preceding twelve months;

		(ii)	he has committed any serious breach (whether by one or several acts or omissions) or has repeated or continued after written warning any material breach of his obligations hereunder, or has, in the reasonable opinion of the Board, been guilty of conduct tending to bring himself or the Royal Bank Group into disrepute;

		(iii)	without prejudice to the terms of the foregoing sub-clause (ii) he has been found guilty of any criminal offence (other than a minor offence under the Road Traffic Acts from time to time in force);

		(iv)	he has become of unsound mind or lunatic or a patient for the purposes of any statute relevant to mental health or otherwise incapax; or

(v)	he has become insolvent, notour bankrupt or has compounded with or granted a trust deed on behalf of his creditors (or their respective equivalents in England or in any other jurisdiction).

(b)	The parties expressly agree that the termination of this Agreement in accordance with and for any reasons specified in this Clause shall be deemed to be for a substantial and sufficient reason of a kind such as to justify the Executive's dismissal from holding the position which he holds and that it would, in the circumstances, be fair and reasonable for the Company to give notice of termination provided for by this Clause.

(c)	Without prejudice to the Executive's rights in his capacity as an employee, upon the termination of this Agreement howsoever arising, he shall at any time or from time to time thereafter on the Board's request resign without claim for compensation from any office held by him in RBSG or in any subsidiary or Associated Company.

(d)	Upon the termination of his employment hereunder for whatsoever reason, the Executive shall forthwith deliver to the Company all property (including, but not limited to, his company car and credit cards) of the Company then in his possession or under his control.

TWENTY SECOND	Property in Confidential Material

All reports, files, notes, accounts, documents or other material and all notes and memoranda of any trade secrets or confidential information of the Royal Bank Group as shall have been made or received by the Executive during the course of his employment (whether heretofore or hereafter) are and shall remain the property of the Company or the appropriate member of the Royal Bank Group and shall be surrendered by the Executive to someone duly authorised by the Company in that behalf upon the termination of this Agreement or at the request of the Company at any time during the course of his employment hereunder.

TWENTY THIRD	Power of Attorney

The Executive hereby irrevocably appoints the Company to be his authorised attorney to do all such things and to execute all such documents in his name and on his behalf but only in so far as may be necessary to secure that the full benefit and advantage of the rights arising under Clauses TWENTIETH, TWENTY FIRST (c) and (d) and TWENTY SECOND hereof are obtained by the Company (or, where appropriate, its nominee or any Associated Company) and a letter signed by any Director or Secretary of the Company certifying that anything or any document has been done or executed within the authority hereby conferred shall be conclusive evidence of the same.

TWENTY FOURTH	Grievance Procedure

If the Executive feels he has a grievance relating directly to his employment it should be intimated either verbally or in writing, to the Board for their consideration. The Board will then make a finding upon such intimation and notify the Executive in writing of its finding and of the action to be taken to redress any justifiable grievance found to exist. If the Executive still feels he has such a grievance, he shall be given the opportunity of addressing this grievance, either verbally or in writing to the Chairman of the Board whose finding on the matter shall, without prejudice to any rights the Executive may have arising from such grievance, be final and binding on the Executive.

TWENTY FIFTH	Disciplinary Procedures

Without prejudice to the terms of Clause TWENTY FIRST hereof, the Company reserves the right to take disciplinary action in circumstances of misconduct by the Executive, a breach by the Executive of his obligations hereunder or unsatisfactory performance by the Executive of his duties. No disciplinary action shall be taken without the Executive having been made aware of the allegations against him and having a reasonable opportunity to state his case. Such action may include, but not be limited to, suspension with or without pay, or dismissal without compensation or notice. Any grievance relating directly to disciplinary matters should be intimated to the Board pursuant to the provisions of Clause TWENTY FOURTH hereof.

TWENTY SIXTH	Definitions

In this Agreement unless the context shall otherwise require, the following expressions shall bear the following meanings:

(a)	"Associated Company" means any company which from time to time is (i) a company having an ordinary share capital of which not less than 25 per cent is owned directly or indirectly by RBSG or (ii) a holding company of RBSG or any subsidiary of any such holding company;

(b)	"the Royal Bank Group" means RBSG and its subsidiary and Associated Companies for the time being; and

(c)	the expressions "subsidiary" and "holding company" shall bear the same meanings in this Agreement as they respectively bear in Section 736 of the Companies Act 1985 (as amended).

TWENTY SEVENTH	Notices

Any notices required to be given hereunder may be given by either party by personal delivery or prepaid first class mail addressed or delivered as the case may be to the other at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known usual address and any such notice shall be deemed to have been served (in the case of first class mail) at the expiry of 48 hours after the same was posted or (in the case of personal delivery) at the time of such delivery.

TWENTY EIGHTH	Continuing Provisions

The expiration or determination of this Agreement howsoever arising shall not operate to affect such of the provisions hereof as in accordance with their terms are expressed to operate or have effect thereafter.

TWENTY NINTH	Whole Agreement

The terms and conditions contained herein constitute a written statement of the terms of the Executive's employment in compliance with the provisions of the Employment Rights Act 1996 (as amended) and comprises the whole agreement relating to the matters contemplated herein. Any other agreements between the parties are hereby revoked and replaced by this Agreement from the date on which this Agreement is deemed to have commenced, which, save for any alteration of salary pursuant to Clause TENTH hereof, may only be altered or amended by an agreement in writing, formally executed by the parties hereto.

THIRTIETH	Restrictive Covenant

	(a)	In this Clause the expression "Termination Date" means the date on which this Agreement shall determine irrespective of the cause or manner (the event of the Executive's death only excluded).

	(b)	Considering that the Executive has obtained and is likely to obtain in the course of his employment with the Company knowledge of trade secrets, business information, methods, lists or other confidential information relating to the Royal Bank Group and also to its customers, therefore, in order to safeguard such confidential information and the goodwill of the Royal Bank Group in addition to the restrictions contained in Clauses NINTH, TWENTIETH and TWENTY SECOND hereof, the Executive agrees that he will be bound by the following restrictions:-

(i) he will not, either in contemplation of the termination of his employment hereunder or during the period of one year from the Termination Date, in conjunction with or on behalf of any firm, company, business entity or other organisation, canvas or solicit or undertake in the United Kingdom in competition with the Royal Bank Group, the custom or business of any person, firm or company carrying on business in the United Kingdom who at any time during the last eighteen months of his employment with the Company was a client or customer of the Royal Bank Group in relation to whose requirements he had knowledge of a material kind;

	(ii)	he will not, either in contemplation of the termination of his employment hereunder or during the period of one year from the Termination Date, on his own account or in conjunction with or on behalf of any person, firm, company, business entity or other organisation, entice, solicit or endeavour to entice or solicit away from the employment of or other association with RBSG or any subsidiary or Associated Company any person who at any time during the year prior to the Termination Date is an employee of RBSG or any subsidiary or Associated Company and with whom the Executive has worked or with whom he has had personal contact or dealings;

	(iii)	so as not to compete or harm, he will not either in contemplation of the termination of his employment hereunder or during the period of one year from the Termination Date interfere or seek to interfere with the supply to RBSG or any subsidiary or Associated Company of any goods or services by any supplier and nor will he interfere or seek to interfere with the continuance of such supply or custom or the terms on which such supply or custom has during such period as aforesaid been made.

(c)	The restrictions set out in paragraphs (i), (ii) and (iii) of sub-clause (b) above shall (without prejudice to their generality) apply to any action taken by the Executive, whether as agent, representative, principal, employee or consultant or as a director or other officer of any company or by any associated company controlled by him or any associate of his or by any associate of his.

(d)	While the restrictions aforesaid and in Clauses NINTH, TWENTIETH and TWENTY SECOND of this Agreement are considered by the Executive to constitute entirely separate and independent restrictions and to be reasonable and necessary in all the circumstances for the protection of the Royal Bank Group's legitimate interests it is recognised by the parties that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly it is hereby declared and agreed that if any of such restrictions shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Royal Bank Group's but would be valid if part of the wording thereof were deleted and/or the periods (if any) thereof reduced and/or area dealt with thereby reduced in scope the said restrictions shall apply with such modifications as may be necessary to make them valid and effective.

THIRTY FIRST

The terms of this Contract shall be governed and construed in all respects in accordance with the law of Scotland and the Parties hereto agree to submit to the non-exclusive jurisdiction of the Scottish Courts: IN WITNESS WHEREOF these presents typewritten on this and the preceding twenty four pages were executed in duplicate as follows:-

Signed for and on behalf of the said THE ROYAL BANK OF SCOTLAND plc by its Secretary, MILLER ROY McLEAN at Edinburgh on 21 December 2004 before the undernoted witness:-
/s/ Miller Roy McLean

MILLER ROY McLEAN

/s/	(Witness)

Full Name

Address

Occupation

Signed by the said SIR FREDERICK ANDERSON GOODWIN at Edinburgh on 21 December 2004 before the undernoted witness:-
/s/ Sir Frederick Anderson Goodwin

SIR FREDERICK ANDERSON GOODWIN

/s/	(Witness)

Full Name

Address

Occupation